SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the plan year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission file number 1-4694

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Moore Wallace North America, Inc. Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RR Donnelley

111 South Wacker Drive

Chicago, IL 60606-4301

REQUIRED INFORMATION

Attached hereto are the Moore North America, Inc. Savings Plan audited financial statements for the fiscal year ended December 31, 2004, and supplemental schedule (assets held at end of year) for the fiscal year ended December 31, 2004. All other schedules required by the Deport of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

December 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

  Moore Wallace North America, Inc. Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Moore Wallace North America, Inc. Savings Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Washington, Pittman & McKeever, LLC

Chicago, Illinois

June 10, 2005

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2004

(EMPLOYER IDENTIFICATION NUMBER 16-0331690, PLAN NUMBER 014)

ASSETS
Investments, at fair value:
Mutual funds	$535,431,709
Common collective trust fund	285,998,730
RR Donnelley Common Stock Fund	76,809,891
Self-Directed Brokerage Accounts	6,832,213
Participant loans	18,627,194

Total investments	923,699,737
Cash	3,095,924
Receivables:
Employer contributions	1,078,479
Participant contributions	563,409
Due from broker on securities sold	1,415,890

Total receivables	3,057,778

LIABILITIES
Due to broker for securities purchased	4,507,797

NET ASSETS AVAILABLE FOR BENEFITS	$925,345,642

The accompanying notes are an integral part of these financial statements.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004

(EMPLOYER IDENTIFICATION NUMBER 16-0331690, PLAN NUMBER 014)

ADDITIONS
Investment Income:
Interest and dividends	$11,419,261
Income from participant loans	732,841
Net appreciation in fair value of investments	64,734,432
Net investment income from Wallace Defined Contribution Master Custody Arrangement	11,206,870

Total investment income	88,093,404

Contributions -
Employer contributions	13,851,332
Participant contributions	36,538,762
Rollover contributions	577,882

Total contributions	50,967,976

Total additions	139,061,380

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	146,688,937
Administrative fees	358,392

Total deductions	147,047,329

NET DECREASE BEFORE PLAN TRANSFERS	(7,985,949)

NET ASSETS TRANSFERRED FROM OTHER PLANS	933,331,591

NET INCREASE AFTER PLAN TRANSFERS	925,345,642

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	—

END OF YEAR	$925,345,642

The accompanying notes are an integral part of these financial statements.

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 – DESCRIPTION OF PLAN

The following brief description of the Moore Wallace North America, Inc. Savings Plan (the “Plan”) provides only general information. For more complete information, participants should refer to the Plan document.

General

The Plan is a defined contribution plan covering substantially all employees of Moore Wallace North America, Inc. (the “Company”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by a committee appointed per the terms of the Plan.

Effective December 31, 2003, the Plan sponsor approved the merger of the following plans into a new plan established effective January 1, 2004: the Moore North America, Inc. Savings Plan, the Wallace Commercial Print 401(k) Retirement Plan, and the Wallace Computer Services, Inc. Profit Sharing and Retirement Plan. The new plan is named Moore Wallace North America, Inc. Savings Plan (plan 014).

Effective February 27, 2004, a merger of Moore Wallace Incorporated and RR Donnelley & Sons Company was approved. The name of the surviving company is RR Donnelley. Under the terms of the agreement, all outstanding shares of Moore Wallace common stock were exchanged for shares of RR Donnelley common stock based on a fixed exchange ratio of 0.63 RR Donnelley shares for each Moore Wallace share.

Effective July 1, 2004, the Plan sponsor approved the merger of the Nielsen Company Profit Sharing Retirement and 401(k) Plan with and into the Moore Wallace North America, Inc. Savings Plan. Beginning July 1, 2004, SEI Investments Management Corporation and affiliated subsidiary became the record-keeper and trustee for the Plan.

Eligibility

All employees are eligible to become a Plan member (“participant”), unless they are part of a bargaining unit that does not participate in the Plan. There is currently no service or age requirement(s) for participation in the Plan.

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 – DESCRIPTION OF PLAN (continued)

Contributions And Benefits

Participants of the Plan are entitled to make tax deferred contributions to the Plan equal to a full percentage between 1% and 85% of the participant’s annual compensation subject to Internal Revenue Code limitations. Except as noted below, the Company makes basic employer matching contributions in an amount equal to 50% of a participant’s tax deferred contributions up to a maximum of 6% of the participant’s annual compensation after the participant completes one year of eligible service.

Beginning January 1, 2005 the Company’s matching contribution was changed to 25% of a participant’s tax deferred contributions up to a maximum of 6% of the participant’s annual compensation. The one-year of eligible service requirement no longer applies.

Except as noted below, a participant who is a member of any of the following groups of participants shall receive a matching contribution equal to 75% of such participant’s deferred compensation, but only salary reductions up to 6% of payroll period compensation shall be considered:

(1)	Participants who, as of June 30, 1997, were age 65 or older;

(2)	Participants who, as of June 30, 1997, were age 50 or older and had completed 10 or more Years of Service; or

(3)	Participants who, as of June 30, 1997 were age 45 or older and had completed 20 or more Years of Service, and who were employed by Moore North America, Inc. (formerly known as “Moore U.S.A., Inc.”) on December 31, 1997.

Effective January 1, 2005, this group of participants will no longer receive the match at 75% of deferred compensation, but will be subject to the new match equal to 25% of deferred compensation up to 6%.

The Company makes basic employer matching contributions for participants of the Peak Division in an amount equal to 50% of a participant’s tax deferred contributions up to a maximum of 6% (effective January 1, 2004, up from 5%) of the participant’s annual compensation after the participant completes six months of eligible service. Effective January 1, 2005 the six-month service requirement for Peak Division participants is no longer required.

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 – DESCRIPTION OF PLAN (continued)

Contributions And Benefits (continued)

Participants may also contribute amounts distributed from other qualified defined benefit or defined contribution plans.

Participants of the Plan can change investment and contribution allocations on a daily basis. Employer matching contributions are invested according to the contribution allocation of a participant’s tax deferred contributions.

Vesting

Participants, except as noted below, are immediately vested in the value of their accounts, including employer match and the earnings thereon.

Forfeitures

Forfeitures are applied to reduce future employer contributions.

Benefit Payments And Withdrawals

The value of a participant’s account may be distributed on termination of employment or, under certain circumstances, on the participant’s subsequent retirement, disability, death or attainment of age 59 1/2. Payment will be made in a lump-sum cash amount as soon as practical after the valuation date. Effective January 1, 2005 all distributions of to participants with shares of RR Donnelley common stock will be made in cash.

Participant Loans

Participants may borrow up to the lesser of (i) 50% of the vested value of their account, or (ii) $50,000. The maximum loan amount may be reduced in certain circumstances. Participants may have two loans outstanding and such loans shall be for a term of no more than five years with a fixed interest rate as determined by the Plan. Effective January 1, 2005 the maximum term for new loans will be 52 months.

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 – DESCRIPTION OF PLAN (continued)

Investment Options

Employee contributions, rollover contributions and employer matching contributions made to the Plan are invested as directed by the Plan participants in any or all of 16 investment fund options. Participants may invest 100% of their account balance in any investment fund. Effective January 1, 2005 employees are allowed to invest a maximum of 20% of their account in the RR Donnelley Stock Fund.

Effective July 1, 2004, the following were investment fund options in the Plan (fund descriptions per each fund’s prospectus):

SEI Diversified Conservative Fund: seeks to provide current income with the opportunity for capital growth.

SEI Diversified Conservative Income Fund: seeks to provide current income with the opportunity for capital growth.

SEI Diversified Global Growth Fund: seeks long-term capital growth through participation in the U.S. and international equity markets.

SEI Diversified Global Moderate Growth Fund: seeks long-term capital growth through participation in the U.S. and international equity markets.

SEI Diversified Global Stock Fund: seeks long-term capital growth through participation in the U.S. and international equity markets.

SEI Diversified Moderate Growth Fund: seeks long-term capital growth with a limited level of current income.

SEI Stable Asset Fund: seeks to provide high current income with the preservation of capital.

SEI Core Fixed Income Fund: seeks to provide a broad level of diversification and current income in S.S. fixed income securities.

SEI Large Cap Value Fund: seeks to provide a broad level of diversification in large capitalization in a risk-controlled framework that includes stock with value characteristics.

SEI S&P 500 Index Fund: seeks to provide results that correspond to the aggregate price and dividend performance of the securities in the Standard & Poor’s Composite Index.

SEI Large Cap Growth Fund: seeks to provide a broad level of diversification in large capitalization in a risk-controlled framework that includes stock with growth characteristics.

SEI Small Cap Growth Fund: seeks to provide a broad level of diversification in U.S. small capitalization in a risk-controlled framework that includes stock with growth characteristics.

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 – DESCRIPTION OF PLAN (continued)

Investment Options (continued)

SEI Small Cap Value Fund: seeks to provide a broad level of diversification in U.S. small capitalization in a risk-controlled framework that includes stock with value characteristics.

SEI International Equity Fund: seeks to provide a broad level of diversification by investing in equity securities of issuers in developed non-U.S. markets.

RR Donnelley Stock Fund: consists primarily of RR Donnelley common stock.

Self-Directed Brokerage Account: participants can direct some of all of their accounts under the Plan into other mutual funds, stocks, or bonds.

The following funds were available options prior to July 1, 2004:

Moore North America, Inc. Savings Plan:

Charles Schwab Stable Value Fund	Dreyfus Appreciation Fund
PIMCO Total Return Fund	Schwab S&P 500 Fund
Barclays Global Investors LP 2010 Fund	Growth Fund of America Fund
Barclays Global Investors LP 2020 Fund	Schwab Small Cap Index Fund
Barclays Global Investors LP 2030 Fund	EuroPacific Growth Fund
Selected American Fund	Moore Stock Fund

Wallace Commercial Print 401(k) Retirement Plan and Wallace Computer Services, Inc. Profit Sharing and Retirement Plan:

Stable Value Fund	Equity Index Fund
Balanced Fund	Aggressive Growth Fund
Long-term Growth Fund	Company Stock Fund

Nielsen Company Profit-Sharing Retirement and 401(k) Plan

Fidelity Advisor Equity Growth Fund	Fidelity Advisor Government Investment Fund
Janus Advisor Balanced Fund	Fidelity Advisor Short Fixed Income Fund
Fidelity Advisor Overseas Fund	Fidelity Advisor Diversified International Income Fund
NB Genesis Advisor Fund
Fidelity Advisor Growth & Income Fund

Administrative Expenses

Trustee and investment management fees, record-keeper fees and other administrative expenses of the Plan are borne by the Plan.

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 – DESCRIPTION OF PLAN (continued)

Provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA)

The management believes that the Plan is currently designed to be in compliance with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). Such provisions include: limitations on contributions, increase in the compensation limits, modification of top-heavy rules, direct rollovers of plan distributions, rollovers from other plans, repeal of multiple use test, catch-up contributions, suspension period following hardship withdrawal of after-tax employee contributions, and distribution upon severance from employment.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The accounts of the Plan are maintained on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments of registered securities (mutual funds) are valued at the last sale price or, if no sale price is available, at the closing bid price. Short-term securities maturing within sixty days of their purchase date are valued at amortized cost or original cost plus accrued interest, both of which approximate current value. Investments in RR Donnelley common stock are valued at the closing sales price as reported on New York Stock Exchange. Investments in common collective trust funds are valued at the latest reported sale price on the valuation date. Participant loans are valued at cost, which approximates fair value.

Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in fair value of investments presented in the Statement of Changes in Net Assets Available for Benefits consists of the realized gains (losses) on the sale of securities and the unrealized gains (losses) in the fair value of investments.

Plan Distributions

Benefits payments are recorded upon distribution. The Trustee uses a distribution account to make all benefit payments. Amounts are transferred from the investment funds to this account as directed by the Plan administrator.

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefit and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

NOTE 3 – INVESTMENTS

The fair value of investments that represent 5% or more of the Plan’s net assets available for Plan benefits at December 31, 2004 are as follows:

SEI Asset Allocation FDS S&P 500 Index Portfolio Fund	$47,249,651
SEI Inst TR Large Cap Value Fund	82,125,662
SEI Inst TR Large Cap Growth Fund	82,181,471
SEI Inst TR Small Cap Growth Fund	71,317,711
SEI Asset Allocation FDS- Diversified Moderate Growth Fund	154,641,587
SEI Stable Asset Fund	254,725,649
RR Donnelley Common Stock Fund	76,809,891

During 2004, the Plan’s investments, including investments bought or sold, as well as held, during the year, appreciated in value by $64,734,432, as follows:

Mutual funds	$42,686,404
Common collective trust fund	8,019,994
RR Donnelley common stock	14,016,310
Self-Directed Brokerage Accounts	11,724

$64,734,432

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 4 – INCOME FROM MASTER CUSTODY ARRANGEMENT

Prior to July 1, 2004, certain assets of the prior merged plans (Wallace Computer Services, Inc. Profit Sharing and Retirement Plan and the Wallace Commercial Print 401(k) Retirement Plan) were held in the Wallace Defined Contribution Master Custody Arrangement (the “Arrangement”). Each plan has an undivided interest in the Arrangement. The Plan’s interest in the net assets of the Arrangement is based on the individual plan participants’ investment balances.

Investment income is allocated on a daily basis through a valuation performed by the asset custodian. Administrative expenses relating to the Arrangement are allocated to the individual funds based upon average quarterly balances invested by each plan.

Effective July 1, 2004, the net assets of the Arrangement were transferred to SEI Investments Management Corporation, the new trustee, pursuant to the merger of the plans (see Note 8). Accordingly, the Arrangement has no assets as of December 31, 2004.

Investment income of the Arrangement for the six months period ended June 30, 2004 is follows:

Net appreciation in fair value of investments-
Common stock	$4,557,904
Fixed income securities- Investment contracts	6,498,999

Net appreciation	11,056,903
Interest and dividends	149,997

Total investment income	$11,206,870

NOTE 5 – RELATED PARTY TRANSACTIONS

Included in Plan assets at December 31, 2004 are 7,085,587 of common stock of RR Donnelley. As of December 31, 2004, the stock had an original cost of $70,614,151 and a market value of $76,809,891.

Also, certain Plan investments were shares in mutual funds and common collective trust funds managed by the Trustee and qualify as party-in-interest transactions as defined by ERISA.

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the rights of the participants in their account balances will become non-forfeitable.

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 7 – INCOME TAX STATUS

The Company has not yet requested a Determination Letter from the Internal Revenue Service (IRS), in order to determine that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). However, since the Plan has been amended and was being restated effective 1/1/05, the Company is in the process of applying for such determination letter. Currently, the plan administrator and the Plan’s counsel believe that the Plan is designed and currently being operated in compliance with all applicable requirements of the IRC.

NOTE 8 – PLAN MERGER

As stated above in Note 1, effective December 31, 2003, the Plan sponsor approved the merger of the Moore North America, Inc. Savings Plan, Wallace Computer Services, Inc. Profit Sharing and Retirement Plan, and the Wallace Commercial Print 401(k) Retirement Plan into a new plan established effective January 1, 2004 – named the Moore Wallace North America, Inc. Savings Plan. Also, effective July 1, 2004, The Nielsen Company Profit Sharing Retirement and 401(k) Plan was merged with and into the Moore Wallace North America, Inc. Savings Plan.

During 2004, $933,331,591, representing the net assets of these four plans was merged with and into the Moore Wallace North America, Inc. Savings Plan as follows:

Moore North America, Inc. Savings Plan	$445,073,101
Wallace Profit Sharing and Retirement Plan	389,633,613
Wallace Commercial Print 401(k) Retirement Plan	77,380,892
The Nielsen Company Profit Sharing Retirement and 401(k) Plan	21,243,985

$933,331,591

MOORE NORTH AMERICA, INC. SAVINGS PLAN

SCHEDULE H – ITEM 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004

EMPLOYER IDENTIFICATION NUMBER: 16-0331690, PLAN NUMBER: 014

(A)		(B)	(C)		(D)
	SHARES/UNITS OR FACE AMOUNT	IDENTITY OF ISSUER	DESCRIPTION OF INVESTMENT	COST**	CURRENT VALUE
	Mutual Funds-

*	337,675.66	SEI	SEI Asset Allocation FDS - Diversified Conservative		$3,795,474

*	1,267,426.26	SEI	SEI Asset Allocation FDS S&P 500 Index Portfolio Fund		47,249,651

*	3,843,035.21	SEI	SEI Inst TR Large Cap Value Fund		82,125,662

*	4,432,657.56	SEI	SEI Inst TR Large Cap Growth Fund		82,181,471

*	1,612,694.98	SEI	SEI Inst TR Small Cap Value Fund		32,818,343

*	4,070,645.60	SEI	SEI Inst TR Small Cap Growth Fund		71,317,711

*	1,520,023.78	SEI	SEI Asset Allocation FDS - Diversified Conservative		16,203,454

*	12,430,995.73	SEI	SEI Asset Allocation FDS - Diversified Moderate Growth Fund		154,641,587

*	1,451,693.52	SEI	SEI Asset Allocation FDS - Diversified Global Growth Fund		17,797,762

*	159,623.37	SEI	SEI Asset Allocation FDS - Diversified Global Stock Fund		1,821,303

*	212,904.57	SEI	SEI Asset Allocation FDS - Diversified Global Moderate Growth Fund		2,369,628

*	2,093,266.57	SEI	SEI International TR Intl Portfolio Fund		23,109,663

					535,431,709

	Common Collective Trust Funds-

*	3,012,153.48	SEI	SEI Intl Managed Trust- Core Fixed Income Fund		31,273,081

*	24,989,272.35	SEI	SEI Stable Asset Fund		254,725,649

					285,998,730

*	7,085,587.20	RR Donnelley	RR Donnelley Common Stock		76,809,891

			Personal Choice Retirement Account:
			Self-Directed Brokerage Accounts		6,832,213

		Participant loans	Interest rate range: 5.0% - 6.0%		18,627,194

			Total assets (held at end of year)		$923,699,737

*	Party-in-interest
**	Cost has been omitted, as investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MOORE WALLACE NORTH AMERICA, INC. SAVINGS PLAN

By: RR Donnelley Benefits Committee

/s/ Paul Sollitto
Name: Paul Sollitto
Title: VP, Employee Benefits
Date: June 24, 2005

MOOR WALLACE NORTH AMERICA, INC. SAVINGS PLAN

December 31, 2004

Index to Exhibits

EXHIBIT NUMBER
23	Washington, Pittman & McKeever, LLC Consent of Independent Registered Public Accounting Firm